Exhibit 99.1

Alvotech Announces Increase in Number of Own Shares

REYKJAVIK, ICELAND (March 28, 2023) — Alvotech (NASDAQ: ALVO) (the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that the Board of Directors has resolved to increase the Company’s share capital by an amount of one-hundred-and-forty-thousand-fifty-seven-dollars-and-ninety-cents (USD 140,057.90) by issuing fourteen-million-five-thousand-seven-hundred-and-ninety (14,005,790) ordinary shares. The Company’s subsidiary, Alvotech Manco ehf. (the “subsidiary”), has subscribed to all of the newly issued shares for a price of USD 13.51 per share. The shares held by the subsidiary are treated as treasury shares without voting rights or dividend entitlement.

Following the above-mentioned transactions, the subsidiary will hold 26,212,633 shares in the Company, or around 9% of issued shares, and the number of issued shares has increased from 275,721,672 to 289,727,462 shares.

On 10 February 2023 the Company announced the completion of a private share placement and when the transaction was settled 11,834,061 shares previously held by the subsidiary were transferred to the investors. The share capital increase is intended to meet the reduction in the number of treasury shares which resulted from the above-mentioned settlement, allowing the Company to continue holding a sufficient number of shares to fulfill the Company’s commitments related to various financial obligations, including warrants, convertible financial instruments and share-based employee compensation.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

CONTACTS

Alvotech Investor Relations

Benedikt Stefansson

alvotech.ir[at]alvotech.com